August 9, 2006

Jon Feltheimer
Chief Executive Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404

      RE: Lions Gate Entertainment Corp.
               Form 10-K for the Fiscal Year Ended March 31, 2006

             File No. 001-14880

Dear Mr. Feltheimer:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2006

Business, page 3

1. Please revise to disclose the basis on which your titles generate revenues for you. For example, explain the nature of your agreements with theaters for theatrical releases and your agreements with retailers and rental stores for videos and describe the basis on which you are generally compensated (by film or video copy sold, by sharing of viewing revenues, etc.).

MD&A

Critical Accounting Policies, page 30

2. Please expand and enhance disclosures in Critical Accounting Policies to address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing, etc.) and to analyze factors such as how you arrived at the estimates, how accurate the estimates or assumptions have been in the past, how much the estimates or assumptions have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future. For example, we note your disclosure that Undiscovered, Rize, and Happy Endings are not expected to be ultimately profitable titles. Please expand your disclosure related to accounting for films and television programs to disclose and quantify the amount by which any changes in judgments or estimates have materially impacted your results. Refer to FR-72 for guidance.

Results of Operations, page 33

3. Please revise to discuss and analyze results of operations by the operating segments disclosed in note 18 to the financial statements. For example, please discuss and analyze direct operating and distribution and marketing expenses (rather than margins) separately for each segment.

4. Please quantify in a table the components of revenue for each segment. For example, please quantify theatrical, video, international, and television revenues within the motion picture segment.

5. Where changes in results are attributed to more than one factor, please revise to quantify each factor. For example, on page 37 you state G&A expenses increased due to increases in salaries, professional fees, and office and operations costs, offset by decreases in legal and settlement expenses. Please quantify each material factor. For revenues, please quantify factors such as price changes and volume changes. Please consider the use of tables when quantifying changes,

with narrative discussions following the tables to explain the underlying business reasons for the changes.

6. Please describe the major cost components included in the direct operating and distribution and marketing expense categories and provide a more detailed discussion and analysis of the results for each major component. For example, separately discuss amortization, participation and residual, provisions for doubtful accounts, theatrical P&A, video distribution and marketing, and other components, as applicable. Also, please quantify material impairments of film and television investments.

7. Please consider providing metrics that may be useful to investors understanding and analysis of your results, such as new film releases each year.

Contractual Obligations, page 42

8. Please revise to combine all contractual obligations into one table. In addition, as this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Index to Financial Statements

Note 3. Investments, page F-17

9. Reference is made to your "auction rate preferreds" described in page F-17. Considering the significance of this balance at March 31, 2006, please tell us and disclose in future filings the amount of and method used in determining the dividend and interest rate income included in your statement of operations that is associated with your auction rate preferred investments. Also we note from your disclosure on page F-8 that your cash and cash equivalents include cash and highly liquid debt investments, please describe the types of highly liquid debt investments that comprise the total cash and cash equivalent balance at March 31, 2006 and March 31, 2005.

Note 14. Acquisitions and Divestitures, page F-30

10. We note from your disclosure in Note 14 and Note 15 that you sold your studio
    facility in March 2006. Please explain to us why this divestiture in your studio
    facility did not meet the criteria of a discontinued operation as described in
    paragraph 41 and 42 of SFAS No. 144 or revise your financial statements in
    future filings in accordance with paragraph 43 of SFAS No. 144.

11. We note from your disclosure that on October 17, 2005 you acquired all
    outstanding shares of Redbus. We note that as part of the closing of the Redbus
    acquisition transaction you agreed to issue up to an additional 94,937 common
    shares to RGL upon satisfaction of the terms of the escrow agreement. In this
    regard, in future filings, please disclose your accounting treatment should any
    such contingency occur as required by paragraph 51(f) of SFAS No. 141.
    Additionally, please revise future filings to provide the disclosures required by
    paragraph 52(c)(2) and 54 of SFAS No. 141. Also as it relates to the goodwill
    associated with the Artisan acquisition, please provide the disclosures required by
    paragraph 52(c)(2). Please provide us with your proposed disclosure.

12. Please tell us the primary reasons for the acquisition of Redbus. We note your
    disclosure that it provided you with the ability to self-distribute your motion
    pictures in the UK and Ireland. In this regard, it is not clear why you did not have
    the ability to self-distribute absent the acquisition.

Note 18. Segment Information, page F-36

13. In future filings please disclose segment assets as required by paragraph 25(b) of
    SFAS No. 131. Also as applicable, please provide the disclosure in paragraph 28
    of SFAS No. 131.

Note 23. Quarterly Financial Data (Unaudited)

14. In accordance with Item 302(a)(3), please revise your disclosure in future filings
    to describe or cross-reference the effects of any unusual or infrequently occurring
    items recognized in any of the quarters that have materially affected the
    comparability of the information presented. For example, we note that you
    generated significantly less net income in the 1st quarter of fiscal 2006 and 2005
    than in other quarters relative to the amount of revenues recognized. Please
    provide us with your proposed disclosure.

General

15. Please file a Ratio of earnings to fixed charges that complies with Item 503(d) of
    Regulation S-K.

16. Please revise to describe and explain industry terms used in your filing, such as minimum guarantees and participation and residual costs.

As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Jon Feltheimer, Chief Executive Officer
James Keegan, Chief Financial Officer
(310) 255-3780